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                                                                    EXHIBIT 99.8

                                CAREINSITE, INC.
                           669 RIVER DRIVE, CENTER 2
                      ELMWOOD PARK, NEW JERSEY 07407-1361

                                        , 2000

Dear CareInsite Stockholder:


     You are cordially invited to attend a special meeting of stockholders of
CareInsite, Inc. to be held at the St. Regis Hotel,             Room, Two East
55th Street, New York, New York 10022, on September 12, 2000, at 10:00 a.m., Eastern time. At the special meeting, you will be asked to consider and vote upon a proposal to approve a merger agreement that would result in the merger of CareInsite with a wholly owned subsidiary of Healtheon/WebMD Corporation. Medical Manager Corporation, which indirectly owns approximately 67.4% of the common stock of CareInsite, has also entered into a merger agreement with Healtheon/WebMD Corporation. Under the terms of the CareInsite merger agreement, each issued and outstanding share of common stock of CareInsite not owned by Medical Manager will be converted into the right to receive 1.3 shares of common stock of Healtheon/WebMD.


     The transactions will bring together companies with complementary strengths and with the shared goals of reducing healthcare costs and improving the quality of care through innovative healthcare network and e-commerce services.

     YOUR BOARD OF DIRECTORS, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED ENTIRELY OF INDEPENDENT DIRECTORS, HAS DETERMINED THAT THE CAREINSITE MERGER IS IN THE BEST INTERESTS OF OUR STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER. The special committee consists of three directors who are not employed by or affiliated with CareInsite, Medical Manager or Healtheon/WebMD, other than as directors of CareInsite. The special committee was created to act solely on behalf of the CareInsite stockholders other than Medical Manager and its subsidiaries for the purposes of negotiating and determining whether to recommend the CareInsite merger.


     The merger cannot be completed without the approval of the holders of a majority of the outstanding common stock of CareInsite. As discussed in more detail in the attached proxy statement/prospectus, Medical Manager, which owns approximately 67.4% of CareInsite's common stock, has agreed to vote in favor of the merger. Cerner Corporation, which owns approximately 17.4% of CareInsite's common stock, has also agreed to vote in favor of the merger. Therefore, we expect that the merger will be approved by the stockholders of CareInsite even if no other stockholder of CareInsite votes in favor of it. The attached proxy statement/prospectus describes the other conditions to this merger, which include the completion of the Medical Manager merger.


     At the special meeting, you will also be asked to consider and vote upon a proposal to ratify and approve the CareInsite, Inc. 1999 Director Stock Option Plan. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PLAN AND RECOMMENDS A VOTE FOR RATIFICATION AND APPROVAL OF THIS PROPOSAL.

     Whether or not you expect to attend the special meeting in person, please complete, sign, date and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope. Each proxy is revocable and will not affect your right to vote in person in the event you attend the special meeting.

     The proxy statement/prospectus that accompanies this letter presents the details of the proposed merger. We encourage you to read the entire document carefully.

     Thank you and I look forward to seeing you at the meeting.

                                       Sincerely,


                                       /s/ MARTIN J. WYGOD


                                       Martin J. Wygod
                                       Chairman of the Board